Exhibit 99.119

mCloud Announces AssetCare™ Heat

Exchanger Implementation for Oil and Gas

mCloud leverages kanepi acquisition and targets an initial 10,000 connectable heat exchanger assets in key markets for oil and gas

VANCOUVER, August 25, 2020 – mCloud Technologies Corp. (TSX-V: MCLD) (OTCQB: MCLDF) (“mCloud” or the “Company”), a leading provider of asset management solutions combining IoT, cloud computing, and artificial intelligence (“AI”), today announced that the Company had commenced connection of its first oil and gas facility in Western Canada for heat exchanger optimization. This announcement follows the Company’s press release on June 25, 2020 it would be acquiring kanepi Group Pty Ltd. (“kanepi”) and applying its technologies to grow mCloud’s footprint in oil and gas.

Heat exchangers require costly maintenance, often tens of thousands of dollars per year for each unit. They are pervasive, underserved industrial assets, usually found in the dozens per site at power stations, petrochemical plants, petroleum refineries, mineral processing plants, pulp and paper mills, and natural gas processing plants. The Company can generate monthly recurring revenues for every connected heat exchanger over ten times that of a connected HVAC unit in a commercial building.

mCloud’s AssetCare solution enables facility operators to maintain assets based on actual operating conditions rather than a fixed schedule, optimizing exchanger throughput and reducing maintenance and downtime costs by up to 50%. In Western Canada alone, the Company’s existing oil and gas customers operate hundreds of facilities with 15 or more heat exchangers per site, making up an immediately addressable local market of over 10,000 connectable heat exchangers.

“Bolstered by our recent acquisition of kanepi, we are pleased to see the rapid adoption of AssetCare for heat exchanger optimization by our oil and gas customers,” said Russ McMeekin, mCloud President and CEO. “As the only viable cloud- and AI-based heat exchanger optimization solution on the market today, we expect to connect at least 1,000 heat exchangers as part of our roadmap to 70,000 connected assets by the end of this year with a plan to become the industry standard in 2021.”

mCloud is hosting its annual mCloud Connect user conference next month as a free online event from September 21 to 23, 2020, bringing together industry leaders to discuss the future of connected asset management and the role of IoT, AI, and the cloud in digital transformation. Interested attendees are invited to visit www.mcloudcorp.com/mcloud-connect to register.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud’s AI-powered AssetCare™ platform, mCloud offers complete asset management solutions in five distinct segments: commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 51,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

For further information:

Craig MacPhail, NATIONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604-669-9973

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the timeline for completion of the Company’s first heat exchanger implementation and market uptake of this AssetCare solution.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.